JP657768 396041-600001	August 6, 2009

Overseas Shipholding Group, Inc.

666 Third Avenue

New York, NY 10017

Re:	OSG’s July 29th Proposal

Ladies & Gentlemen:

The Conflicts Committee of the General Partner of OSG America LP (“OSP”) has asked me to respond to your July 29, 2009 letter stating that Overseas Shipholding Group, Inc. (“OSG”) intends to initiate a tender offer to acquire the publicly traded common units of OSP at a price of $8.00 per share, net to the seller in cash.

The Conflicts Committee, the members of which are independent directors, has met on several occasions to consider OSG’s proposal. In these meetings, the Committee carefully considered various factors, including the terms of the proposal, general economic conditions and conditions in the Jones Act petroleum products market, OSP’s and other industry participants’ performance, prospects and capital resources, developments affecting OSP’s relationships with American Shipping Company ASA (“AMSC”) and Bender Shipbuilding & Repair Co., Inc. (“Bender”), the initial public offering price of the common units in November 2007, historical trading prices for OSP common units and equity interests in other comparable companies and partnerships, the subordination and other terms of the agreement of limited partnership governing OSP and the terms of other comparable transactions. The Committee has also received advice from the Committee’s independent legal and financial advisors relating to the proposal. Based on all of the foregoing, the Committee believes that the $8.00 per common unit price indicated in OSG’s July 29th proposal substantially undervalues the common units.

The Committee acknowledges that the effects of the current recessionary environment on the Jones Act petroleum products shipping market create near-term challenges for OSP. The Committee is also aware that issues surrounding AMSC and Bender and conditions in the financing markets create short-term uncertainties for OSP. However, the Committee believes that the indicated valuation of $8.00 per unit does not reflect OSP’s strengths and opportunities, or its capital structure.

Overseas Shipholding Group, Inc.

August 6, 2009

OSP is and will remain the largest operator of U.S. flag product carriers and ocean-going barges transporting petroleum products. The Committee believes, similar to OSG, that OSP can generate attractive returns over the medium to long term. The Committee is aware that OSP management’s current forecast shows that distributable cash flow in the second half of 2009 through 2010 will be below the minimum quarterly distribution on the common and subordinated units required for OSP to exit the subordination period, thereby preventing OSG from converting its subordinated units to common units. However, the Committee notes that, as of August 5th, management is projecting 98% distribution coverage for fiscal 2009 for all units, common and subordinated, which implies 130% and 149% coverage, respectively, on the common units for the third and fourth quarters of 2009. The Committee is also aware of the more optimistic tone that the Partnership’s competitors are taking with regard to industry conditions over the medium to long term, that none of the Partnership’s competitors has announced the reduction or suspension of distributions on common units and that a comparable Jones Act MLP just this week announced a common equity offering in the public markets. The Committee believes that the Partnership will be able to, and should, continue to make distributions at historical levels to common unitholders.

In addition, it is the sense of the Committee that the proposed $8.00 per common unit proposed price does not give adequate weight to the preference that the common units, which are publicly traded, have over the subordinated units, which are not publicly traded. In particular, should distributions for the Partnership’s common units be reduced or suspended, distributions on the common units accrue at 37.5 cents per quarter before distributions on the subordinated units (all of which are owned by OSG) may be paid. If the distributions are reduced or suspended, distributions do not accrue on the subordinated units.

In summary, the Partnership’s structure prevents OSG from accessing distributions on any of its subordinated units until a certain level of distributions have been paid, in cash, on all of the common units.

Because OSG’s July 29th proposal is an expression of intent, the Committee has not taken formal action at this time. Please be advised, however, that the unanimous sense of the Committee is that, were OSG to proceed with the proposed tender offer at $8.00 per common unit, the Committee would recommend that common shareholders reject the offer and not tender their units pursuant to the offer. Accordingly, the Committee urges OSG not to proceed with a tender offer on the terms set forth in the July 29th proposal.

Overseas Shipholding Group, Inc.

August 6, 2009

Given the issues presented, the Committee has directed its financial and legal advisors to be available to meet with OSG’s financial and legal advisors to discuss the matter should OSG desire to discuss the matter. In that event, please contact me to arrange such a meeting.

Very truly yours,

/s/Robert A. Profusek

Robert A. Profusek

cc:	Conflicts Committee
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